COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

June 28, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Master Investment Trust, LLC (the “Trust”)

Amendment No. 48 under the Investment Company Act of 1940

File No.: 811-09347

Dear Ms. O’Neal-Johnson:

We are transmitting electronically for filing pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, the Trust’s Amendment No. 48 to its Registration Statement on Form N-1A.

This Amendment is being filed to make certain non-material change to the Trust’s Registration Statement.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Master Investment Trust, LLC